Issuer Free Writing Prospectus filed pursuant to Rule 433

Registration No. 333-197744

Pricing Term Sheet

CDW LLC

CDW FINANCE CORPORATION

$600,000,000 6.00% Senior Notes due 2022

Pricing Supplement, dated July 31, 2014, to the Preliminary Prospectus, dated July 31, 2014, of CDW LLC and CDW Finance Corporation. This supplement (this “Pricing Supplement”) is qualified in its entirety by reference to the Preliminary Prospectus, dated July 31, 2014 (the “Preliminary Prospectus”). The information in this Pricing Supplement supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Terms used herein and not defined herein have the meanings assigned to such terms in the Preliminary Prospectus.

Issuers:	CDW LLC (“CDW”) and CDW Finance Corporation (“Finance Co” and, together with CDW, the “Issuers”)

Title of Securities:	6.00% Senior Notes due 2022 (the “Notes”)

Aggregate Principal Amount:	$600,000,000

Gross Proceeds to Issuer:	$600,000,000

Net Proceeds to Issuer before Gross Spread:	$600,000,000

Final Maturity Date:	August 15, 2022

Issue Price:	100.000% plus accrued interest, if any, from August 5, 2014

Coupon:	6.00%

Spread to Benchmark Treasury:	+363 basis points

Benchmark Treasury:	UST 1.625% due August 15, 2022

Gross Spread:	1.125% of the principal amount of the Notes

Interest Payment Dates:	February 15 and August 15

Record Dates:	February 1 and August 1

First Interest Payment Date:	February 15, 2015

Optional Redemption:	On or after August 15, 2017, the Issuers may redeem all or part of the Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the Notes redeemed, to the applicable redemption date (subject to the rights of Holders of Notes on any relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on August 15 of the years indicated below:

Year	Percentage
2017	104.500%
2018	103.000%
2019	101.500%
2020 and thereafter	100.000%

Optional Redemption with Equity Proceeds:	At any time prior to August 15, 2017, the Issuers may on any one or more occasions redeem up to 40% of the aggregate principal amount of Notes issued under the Indenture at a redemption price of 106.000% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date.

Make-Whole Redemption:

At any time prior to August 15, 2017 the Issuers may also redeem all or a part of the Notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each Holder’s registered address, at a redemption price equal to 100% of the principal amount of Notes redeemed plus the Applicable Premium as of the date of redemption, and accrued and unpaid interest, if any, to the date of redemption, subject to the rights of Holders of Notes on any relevant record date to receive interest due on the relevant interest payment date.

“Applicable Premium” means, with respect to any Note on any applicable redemption date, the greater of:

(1) 1.0% of the then outstanding principal amount of such Note; and

(2) the excess, if any, of:

(A) the present value at such redemption date of (i) the redemption price of the Note at August 15, 2017 plus (ii) all required interest payments due on the Note through August 15, 2017 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(B) the then outstanding principal amount of the Note.

“Treasury Rate” means, as of the applicable redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to such redemption date or, in the case of a satisfaction and discharge or defeasance, at least two Business Days prior to the date on which the Issuers deposit the amounts required under the Indenture (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to August 15, 2017; provided, however, that if the period from such redemption date to August 15, 2017 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

Change of Control Offer	101%, plus accrued and unpaid interest, if any, to, but not including, the date of payment.

CUSIP/ISIN Numbers:	CUSIP: 12513GAZ2 ISIN: US12513GAZ28

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Barclays Capital Inc.

Trade Date:	July 31, 2014

Settlement Date:	August 5, 2014 (T+3)

Denominations:	$2,000 and integral multiples of $1,000

Distribution:	SEC Registered (Registration No. 333-197744)

Trustee:	U.S. Bank National Association

This information does not purport to be a complete description of these securities or the offering. Please refer to the Preliminary Prospectus for a complete description.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The Issuers have filed a registration statement (Registration No. 333-197744) (including the Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the Issuers have filed with the SEC, including those incorporated by reference into the Preliminary Prospectus, for more complete information about the Issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuers or the underwriters will arrange to send you the Preliminary Prospectus if you request it by contacting Morgan Stanley & Co. LLC, at 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department, by telephone at (866) 718-1649 or by emailing prospectus@morganstanley.com, or by contacting Barclays Capital Inc., c/o Broadridge Financial Solutions, at 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at (888) 603-5847 or by emailing Barclaysprospectus@broadridge.com.

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